Total # of pages: 128
Total # of Exhibits: 19
Exhibit Index: p. 2-4

3/01/03

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03000738

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

For the month of March, 2003 (second filing)

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

45 Empire Road, Parktown, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of March 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Ian Louis Murray's sale of 15,000 ordinary shares of the Registrant at a price of R34.00 on February 3, 2003.	7
2.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Mark Michael Wellesley-Wood's sale of 50,599 ordinary shares of the Registrant at a price of R30.5998 on February 24, 2003.	9
3.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Ian Louis Murray's purchase of 100,000 put options on the Registrant's ordinary shares at a price of R42.15 on March 7, 2003.	11
4.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. Ian Louis Murray's sale of 100,000 call options on the Registrant's ordinary shares at a price of R44.26 on March 7, 2003.	13
5.	Notification of Dealing in Securities by Directors of Listed Company pursuant to Johannesburg Stock Exchange Rule 3.72 relating to Mr. David Christopher Baker's sale of 25,000 ordinary shares of the Registrant at a price of R22.75 on March 11, 2003.	15
6.	(i) the Registrant's application to the JSE, dated September 27, 2002, relating to the listing of 7,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated September 30, 2002 relating to the listing of 7,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 7,500 ordinary shares.	17
7.	(i) the Registrant's application to the JSE, dated September 26, 2002, relating to the listing of 51,375 new ordinary shares, (ii) the confirmation letter from the JSE, dated September 26, 2002 relating to the listing of 51,375 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 51,375 ordinary shares.	25

8. (i) the Registrant's application to the JSE, dated October 8, 2002, relating to the listing of 13,750 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 10, 2002 relating to the listing of 13,750 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 13,750 ordinary shares.

9. (i) the Registrant's application to the JSE, dated October 24, 2002, relating to the listing of 4,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 25, 2002 relating to the listing of 4,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 4,000 ordinary shares.

10. (i) the Registrant's application to the JSE, dated October 29, 2002, relating to the listing of 37,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 31, 2002 relating to the listing of 37,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 37,500 ordinary shares.

11. (i) the Registrant's application to the JSE, dated November 4, 2002, relating to the listing of 119,108 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 5, 2002 relating to the listing of 119,108 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 119,108 ordinary shares.

12. (i) the Registrant's application to the JSE, dated November 5, 2002, relating to the listing of 30,648 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 5, 2002 relating to the listing of 30,648 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 30,648 ordinary shares.

13. (i) the Registrant's application to the JSE, dated November 15, 2002, relating to the listing of 54,252 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 20, 2002 relating to the listing of 54,252 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 54,252 ordinary shares.

14. (i) the Registrant's application to the JSE, dated November 21, 2002, relating to the listing of 29,187 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 21, 2002 relating to the listing of 29,187 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 29,187 ordinary shares. (81)

15. (i) the Registrant's application to the JSE, dated November 22, 2002, relating to the listing of 16,819 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 28, 2002 relating to the listing of 16,819 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 16,819 ordinary shares. (89)

16. (i) the Registrant's application to the JSE, dated December 9, 2002, relating to the listing of 16,739 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 10, 2002 relating to the listing of 16,739 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 16,739 ordinary shares. (97)

17. (i) the Registrant's application to the JSE, dated December 12, 2002, relating to the listing of 36,059 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 12, 2002 relating to the listing of 36,059 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 36,059 ordinary shares. (105)

18. (i) the Registrant's application to the JSE, dated December 20, 2002, relating to the listing of 34,246 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 17, 2002 relating to the listing of 34,246 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 34,246 ordinary shares. (113)

19. (i) the Registrant's application to the JSE, dated December 17, 2002, relating to the listing of 106,075 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 27, 2002 relating to the listing of 106,075 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 106,075 ordinary shares. (128)

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
Jacob Hendrik Bissel
Chief Financial Officer

Dated: March 13, 2003

6

Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	03.02.2003
Price:	R34.00
Amount:	15 000
Class:	Ordinary

Nature:	Sold
Interest:	Direct, Beneficial

8

Exhibit 2

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	WELLESLEY-WOOD
First Name:	MARK MICHAEL
Designation:	Director

Date of transaction:	24.02.2003
Price:	R30.5998

Amount:	50 599
Class:	Ordinary

Nature:	Sold
Interest:	Direct, Beneficial

10

Exhibit 3

1/

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	07.03.2003
Price:	R42.15
Amount:	100 000
Class:	Put options Expiry date 6 March 2008
Nature:	Purchase
Interest:	Direct, Beneficial

Exhibit 4

13

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	07.03.2003
Price:	R44.26
Amount:	100 000
Class:	Call options Expiry date 6 March 2008
Nature:	Sale
Interest:	Direct, Beneficial

14

Exhibit 5

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	BAKER
First Name:	DAVID CHRISTOPHER
Designation:	Director

Date of transaction:	11.03.2003
Price:	R22.75
Amount:	25 000
Class:	Ordinary
Nature:	Sold
Interest:	Direct, Beneficial

16

Exhibit 6



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 09 27

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 7 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
7 500	R15.81

The new ordinary shares are to be listed on 30 September 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	182 949 897 ordinary no par value shares
Stated Capital Account:	R2 295 371 799.21

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

18

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	182 957 397 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 295 371 799.21
This issue	R 118 575.00
Total	R2 295 490 374.21

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 30 September 2002.

Block listing calculation:

Balance b/f	R32 519 339.75
This issue	R 118 575.00
Balance available	R32 400 764.75

Yours faithfully

Mark Wellesley-Wood.
Director

Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

....	27-9-2002
SECRETARY	DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 September 2002
REF: NM/jvdm/7373

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 27 September 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 1 October 2002 in respect of 7 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 295 490 374-21 divided into 182 957 397 ordinary shares of no par value.

A balance of R32 519 339-75 has been brought forward from your previous application dated 26 September 2002. The issue price of the shares which are the subject of this application is R118 575-00 which leaves a balance of R32 400 764-75 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

21

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 1-10-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000 000	ORD	5000000	CUM PREF	0-10	500000·00
300000 000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 1-10-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -01- 20

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
182949897	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 182949897		Total	R ③	Total		Total	R 500000-00

① 12,54645034 ⑤ ③ 2295371799-21

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2295371799-21

Premium account R —

Total issued capital R 2295871799-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
7500	ORD	15-81	118575-00					
Total 7500		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
N. GOODWIN	45 EMPIRE	7500	ORD
	RD. PARKTOWN		
	2193		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
182957397	ORD.	(1)	(2)	5000000	CUM PREF	0-10	–	–	500000-00
Total 182957397		Total	R (2)	Total 5000000			Total	R	500 000-00

(1) 12,54658413 (2)/(2) 2295490374-21

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2295490374-21

Premium account R —

Total issued capital R 2295990374-21

Certified correct.

Date 7-1-2003 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2295371799-21
THIS ISSUE	118575-00
	R 2295490374-21

Exhibit 7

25



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 09 26

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 51 375 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
37 500	R6.49 ELOFF.
4 500	R7.71 DEBLOCQ
9 375	R15.81 BOTES.

The new ordinary shares are to be listed on 27 September 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	182 898 522 ordinary no par value shares
Stated Capital Account:	R2 294 945 510.46

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

26

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	182 949 897 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 294 945 510.46
This issue	R 426 288.75
Total	R2 295 371 799.21

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 27 September 2002.

Block listing calculation:

Balance b/f	R32 945 628.50
This issue	R 426 288.75
Balance available	R32 519 339.75

Yours faithfully



Director



Company Secretary

....

Sponsor

27


JSE

**SECURITIES EXCHANGE
SOUTH AFRICA**

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 September 2002
REF: TM/jvdm/7360

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 26 September 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 27 September 2002 in respect of 51 375 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 295 371 799-21 divided into 182 949 897 ordinary shares of no par value.

A balance of R32 945 628-50 has been brought forward from your previous application dated 12 September 2002. The issue price of the shares which are the subject of this application is R426 288-75 which leaves a balance of R32 519 339-75 to your credit for any future applications.

Yours faithfully

D.M. Doel

**D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

22

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

.... 26-9-2002

SECRETARY DATE



REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 27-9-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300 000 000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27-9-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
Registration Office
2003 -01- 20
Registrar of Companies
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
182 898 522	ORD.	①	②	5000000	CUM PREF	0-10	500000-00
Total 182898522		Total	R ③	Total 5000000		Total	R 500000-00

① 12,54764382 ②/③ 2294945510-46

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2294945510-46

Premium account R —

Total issued capital R 2295445510-46

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
37500	ORD	6-49	243375-00					
4500	ORD	7-71	34695-00					
9375	ORD	15-81	148218-75					
Total 51375		Total	R ①	Total			Total	R

① 426288-75

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M. ELOFF	45 EMPIRE	37500	ORD
[illegible]	RD PARKTOWN	4500	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
182949897	ORD	①	②	5000000	cum PREF	0-10	—	—	500000-00
Total 182949897		Total	R ③	Total 5000000			Total	R	500000-00

① 12,54645034 ②/③ 2295 371 799-21

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2295371799-21

P[illegible]um account R —

Total issued capital R 2295 871 799-21

Certified correct.

Date 7-1-2003 Signature [signature]

Director/Manager/Secretary (Director/Manager struck through)

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT:

BALANCE B/F R 2 294 945 510-46

THIS ISSUE 426 288-75

R 2 295 371 799-21

Exhibit 8



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 10 08

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 13 750 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
8 250	R7.71
4 000	R6.86
1 500	R15.81

The new ordinary shares are to be listed on 9 October 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	182 957 397 ordinary no par value shares
Stated Capital Account:	R2 295 490 374.21

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	182 971 147 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 295 490 374.21
This issue	R 114 762.50
Total	R2 295 605 136.71

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 9 October 2002.

Block listing calculation:

Balance b/f	R32 400 764.75
This issue	R 114 762.50
Balance available	R32 286 002.25

Yours faithfully



Director



Company Secretary

Sponsor

35

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] 8-10-2002

SECRETARY DATE

36


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 October 2002
REF: NM/jvdm/7447

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 8 October 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 11 October 2002 in respect of 13 750 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 295 605 136-71 divided into 182 971 147 ordinary shares of no par value.

A balance of R32 400 764-75 has been brought forward from your previous application dated 27 September 2002. The issue price of the shares which are the subject of this application is R114 762-50 which leaves a balance of R32 286 002-25 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 11-10-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000 000	CUM PREF	0-10	500000-00
300 000 000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 11-10-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003-01-20

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

38

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
182957397	ORD	①	⑤	5000000	CUM PREF	0-10	500000-00
Total 182957397		Total	R ③	Total 5000000		Total	R 500000-00

① 12,54658413 ⑤/③ 2295490374-21

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2295490374-21

Premium account R —

Total issued capital R 2295990374-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
8250	ORD.	7-71	63607-50					
4000	ORD	6-86	27440-00					
1500	ORD	15-81	23715-00					
Total 13750		Total	R ①	Total			Total	R

① 114762-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
N ODENDAAL JA LOGGENBERG	45 EMPIRE	2000 4000	ORD ORD
E DE BEER	RD. PARKTOWN	1500	ORD
B. ERFLI	2193	6250	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
182971147	ORD	①	②	5000000	CUM PREF	0-10	—	—	500000-00
Total 182971147		Total	R ③	5000000 Total				Total R	500000-00

①12,54626848 ②/③ 2295605136-71

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2295605136-71

Premium account R —

Total issued capital R 2296105136-71

Certified correct.

Date 7-1-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2295490374-21
THIS ISSUE	114762-50
	R 2295605136-71

40

Exhibit 9

41



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 10 24

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 4 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
4 000	R7.26

The new ordinary shares are to be listed on 25 October 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	182 971 147 ordinary no par value shares
Stated Capital Account:	R2 295 605 136.71

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	182 975 147 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 295 605 136.71
This issue	R 29 040.00
Total	R2 295 634 176.71

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 25 October 2002.

Block listing calculation:

Balance b/f	R32 286 002.25
This issue	R 29 040.00
Balance available	R32 256 962.25

Yours faithfully



....

Director



....

Company Secretary

....

Sponsor

4/3

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

24-10-2002

DATE


JSE

4/14

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

25 October 2002
REF: NM/jvdm/7552

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 24 October 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 28 October 2002 in respect of 4 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 295 634 176-71 divided into 182 975 147 ordinary shares of no par value.

A balance of R32 286 002-25 has been brought forward from your previous application dated 8 October 2002. The issue price of the shares which are the subject of this application is R29 040-00 which leaves a balance of R32 256 962-25 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

4/5

[R]eturn of allotment of shares

[S]ection 93 (3)]

Registration No. of company
1895/000926/06

[Na]me of company DURBAN ROODEPOORT DEEP, LIMITED

Date of allotment of shares 28-10-2002

[A]uthorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000000	CUM PREF	0-10	500000-00
3[illegible]000000	Total	5000000		Total	R 500000-00

[S]hares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
	Total			Total	R

To be completed by company.

[A]cknowledgment of receipt of return of allotments, dated 28-10-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -01- 20

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
182971147	ORD.	①	②	5000000	CUM PREF	0-10	500000-00
Total 182971147		Total	R ③	Total 5000000		Total	R 500000-00

① 12,54626848 ②/③ 2295605136-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2295605136-71

Premium account R —

Total issued capital R 2296105136-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
4000	ORD	7-26	29040-00					
Total 4000		Total	R ①	Total			Total	R

① 29040-00

(a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
?P HUME	45 EMPIRE	4000	ORD

Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
2975147	ORD	①	②	5000000	CUM PREF	0-10	–	–	500 000-00
182975147		Total	R ③	5000000 Total			Total	R	500000-00

12,546 15292 ②/③ 2295634176-71

nmary of total issued capital as at the date of this return:

ount of issued paid-up capital R 500000-00

te capital R 2295634176-71

mi... account R —

al issued capital R 2296134176-71

Certified correct.

e 7-1-2003 Signature [signature]

~~Director/Manager~~/Secretary

ber stamp of company, if any, or of secretaries.

TATED CAPITAL ACCOUNT

BALANCE B/F 2295 605 136-71

THIS ISSUE 29 040-00

R 2295 634 176-71

Exhibit 10

49



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 10 29

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 37 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
37 500	R7.71

The new ordinary shares are to be listed on 31 October 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	182 975 147 ordinary no par value shares
Stated Capital Account:	R2 295 634 176.71

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 012 647 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 295 634 176.71
This issue	R 289 125.00
Total	R2 295 923 301.71

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 31 October 2002.

Block listing calculation:

Balance b/f	R32 256 962.25
This issue	R 289 125.00
Balance available	R31 967 837.25

Yours faithfully



....

Director



....

Company Secretary

....

Sponsor

51

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

29-10-2002
DATE


JSE

52

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 October 2002
REF: TM/jvdm/7597

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 29 October 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 1 November 2002 in respect of 37 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 295 923 301-71 divided into 183 012 647 ordinary shares of no par value.

A balance of R32 256 962-25 has been brought forward from your previous application dated 24 October 2002. The issue price of the shares which are the subject of this application is R289 125-00 which leaves a balance of R31 967 837-25 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

53

Return of allotment of shares

Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Date of allotment of shares 1-11-2002

Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	Cum Pref	0-10	500000-00
Total 300000000	Total	5000000		Total	R 500000-00

Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 1-11-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -01- 20

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

54

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
182975147	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 182975147		Total	R ③	Total 5000000		Total	R 500000-00

① 12,54615292 ②/③ 2295634176-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500000-00

Stated capital ______ R 2295634176-71

Premium account ______ R —

Total issued capital ______ R 2296134176-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
37500	ORD.	7-71	289125-00					
Total 37500		Total	R ①	Total			Total	R

① 289125-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
N. A HERRICK	45 EMPIRE	37500	ORD.
	RD. PARKTOWN		
	2193		

ST

ssued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
3012647	ORD	①	②	5000000	CUM PREF	0-10	—	—	500000-00
al 183012647		Total	R ③	Total 5000000			Total	R	500000-00

12,54516197

②/③ 2295923301-71

mmary of total issued capital as at the date of this return:

nount of issued paid-up capital R 500000-00

ate capital R 2295923301-71

mium account R

otal i...ed capital R 2296423301-71

Certified correct.

ate 7-1-2003 Signature [signature] ~~Director/Mana~~ger/Secretary

bber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2295634176-71
THIS ISSUE	289125-00
	R 2295923301-71

56

Exhibit 11



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 11 04

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 119 108 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
51 000	R7.71
45 000	R7.26
23 108	R18.51

The new ordinary shares are to be listed on 6 November 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 012 647 ordinary no par value shares
Stated Capital Account:	R2 295 923 301.71

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 131 755 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 295 923 301.71
This issue	R 1 147 639.08
Total	R2 297 070 940.79

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 6 November 2002.

Block listing calculation:

Balance b/f	R31 967 837.25
This issue	R 1 147 639.08
Balance available	R30 820 198.17

Yours faithfully



Director



Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

4-11-2002

DATE

60


JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

5 November 2002
REF: TM/jvdm/7621

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 4 November 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 6 November 2002 in respect of 119 108 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 297 070 940-79 divided into 183 131 755 ordinary shares of no par value.

A balance of R31 967 837-25 has been brought forward from your previous application dated 29 October 2002. The issue price of the shares which are the subject of this application is R1 147 639-08 which leaves a balance of R30 820 198-17 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

61

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 6-11-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD	5000000	CUM PREF	0-10	500000-00
Total 300000000	Total	5000000		Total	R 500000-00

. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 6-11-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -01- 20
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183012647	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183012647		Total	R ③	Total 5000000		Total	R 500000-00

① 12,54516197 ②/③ 2295923301-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2295923301-71

Premium account R —

Total issued capital R 2296423301-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
51000	ORD	7-71	393210-00					
45000	ORD	7-26	326700-00					
23108	ORD	18-51	427729-08					
Total 119108		Total	R ①	Total			Total	R

① 1147639.08

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
A LUBBE G.P. LUBBE	45 EMPIRE	20000 1500	ORD ORD
B EBELL W HATTINGH	RD. PARKTOWN	1371 4000	ORD ORD
J P DE WITT	2193	37500 15239	ORD ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183131755	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 183131755		Total	R ③	5000000 Total			Total	R	500000-00

① 12,5432694 ②/③ 2297070940-79

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2297070940-79

Premium account R —

Total issued capital R 2297570940-79

Certified correct.

Date 7-1-2003 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2295923301-71
THIS ISSUE	1147639-08
	R 2297070940-79

64

Exhibit 12

65



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 11 05

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 30 648 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
4 000	R6.47
17 500	R7.26
9 148	R18.51

The new ordinary shares are to be listed on 7 November 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 131 755 ordinary no par value shares
Stated Capital Account:	R2 297 070 940.79

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 162 403 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 297 070 940.79
This issue	R 322 259.48
Total	R2 297 393 200.27

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 7 November 2002.

Block listing calculation:

Balance b/f	R30 820 198.17
This issue	R 322 259.48
Balance available	R30 497 938.69

Yours faithfully



....
Director



....
Company Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

....	5-11-2002
SECRETARY	DATE

68



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

05 November 2002
REF: BN/mr/7624

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 5 November 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 7 November 2002 in respect of 30 648 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 297 393 200-27 divided into 183 162 403 ordinary shares of no par value.

A balance of R30 820 198-17 has been brought forward from your previous application dated 4 November 2002. The issue price of the shares which are the subject of this application is R322 259-48 which leaves a balance of R30 497 938-69 to your credit for any future application.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 7-11-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD	5000000	CUM PREF	0-10	500000.00
Total 300000000		Total 5000000			Total R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 7-11-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -01- 20
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183131755	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183131755		Total	R ③	Total 5000000		Total	R 500000-00

① 12,5432694 ②/③ 2297070940-79

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2297070940-79

Premium account R —

Total issued capital R 2297570940-79

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
4000	ORD	6-47	25880-00					
17500	ORD	7-26	127050-00					
9148	ORD	18-51	169329-48					
Total 30 648		Total	R ①	Total			Total	R

① 322259-48

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

c. The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
C W ROOS	45 EMPIRE	4984	ORD
JH POTGIETER	RD. PARKTOWN	17014	ORD

Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183162403	ORD			5000000	CUM PREF	0-10	–	–	500000-00
Total 183162403		Total	R	Total 5000000			Total	R	500000-00

/12,54293 ②/③ 2297393200-27

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

Stated capital R 2297393200-27

Premium account R –

Total issued capital R 2297893200-27

Certified correct.

Date 7-1-2003 Signature [signature]
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F 2297070940-79
THIS ISSUE 322259-48

R 2297393200-27

72

Exhibit 13



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 11 15

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 54 252 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
33 750	R7.26
11 500	R7.71
9 002	R18.51

The new ordinary shares are to be listed on 18 November 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 162 403 ordinary no par value shares
Stated Capital Account:	R2 297 393 200.27

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 216 655 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 297 393 200.27
This issue	R 500 317.02
Total	R2 297 893 517.29

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is now being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 18 November 2002.

Block listing calculation:

Balance b/f	R30 497 938.69
This issue	R 500 317.02
Balance available	R29 997 621.67

Yours faithfully



Director



Company Secretary

Sponsor

75

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] 15-11-2002

SECRETARY DATE

76


JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 November 2002
REF: TW/jvdm/7698

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 15 November 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 21 November 2002 in respect of 54 252 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 297 893 517-29 divided into 183 216 655 ordinary shares of no par value.

A balance of R30 497 938-69 has been brought forward from your previous application dated 5 November 2002. The issue price of the shares which are the subject of this application is R500 317-02 which leaves a balance of R29 997 621-67 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Mandy Ramsden

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 21-11-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000000	ORD.	5000000	CUM PREF	0-10	500000-00
To 300 000 000	Total	5000000		Total	R 500000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 21-11-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -01- 20
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

78

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183162403	ORD.	①	②	5000000.	CUM PREF	0-10	500000-00
Total 183162403		Total	R ③	Total 5000000		Total	R 500000-00

D 12,54293 ②/③ 2297393200-27

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2297393200-

Premium account R —

Total issued capital R 2297893200-27

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
33750	ORD	7-26	245025-00					
11500	ORD	7-71	88665-00					
9002	ORD	18-51	166627-02					
Total 54252		Total	R ①	Total			Total	R

① 500317-02

(a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

The consideration for which the shares have been allotted is as follows*

copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in iting, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see erleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
LUBBE SEALY-FISCHER	45 EMPIRE	5000 16348	ORD ORD
MARAIS	RD PARKTOWN	15404	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183216655	ORD	①	②	5000000	CUM PREF	0-10	—	-	500000-00
Total 183216655		Total	R ③	Total 5000000			Total	R	500000-00

① 12,54194667 ②/③ 2297893517-29

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2297893517-29

Premium account R —

T[illegible] issued capital R 2298393517-29

Certified correct.

Date 7-1-2003 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 297 393 200-27
THIS ISSUE	500 317-02
	R 2 297 893 517-29

80

Exhibit 14



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 11 21

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 29 187 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
14 500	R7.71
14 687	R18.51

The new ordinary shares are to be listed on 25 November 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 216 655 ordinary no par value shares
Stated Capital Account:	R2 297 893 517.29

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 245 842 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 297 893 517.29
This issue	R 383 651.37
Total	R2 298 277 168.66

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 25 November 2002.

Block listing calculation:

Balance b/f	R29 997 621.67
This issue	R 383 651.37
Balance available	R29 613 970.30

Yours faithfully



....
Director



....
Company Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ....
SECRETARY

21-11-2002 ....
DATE

84


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

21 November 2002
REF: TM/jvdm/7730

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 21 November 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 25 November 2002 in respect of 29 187 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 298 277 168-66 divided into 183 245 842 ordinary shares of no par value.

A balance of R29 997 621-67 has been brought forward from your previous application dated 15 November 2002. The issue price of the shares which are the subject of this application is R383 651-37 which leaves a balance of R29 613 970-30 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 25-11-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500 000-00
Total 300 000 000		Total 5000000		Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total		Total		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25-11-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2003 -01- 20

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183216655	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183216655		Total	R ③	Total 5000000		Total	R 500000-00

① 12,54194667 ②/③ 2297893517-29

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2297893517-29

Premium account R —

Total issued capital R 2298393517-29

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
14500	ORD	7-71	111795-00					
14687	ORD	18-51	271856-37					
Total 29187		Total	R ①	Total			Total	R

① 383651-37

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES TO BE ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
A LUBBE		12000	ORD
G.P. LUBBE	45 EMPIRE	2500	ORD
J OOSTHUIZEN	RD. PARKTOWN	4000	ORD
JC PRETORIUS	2193	[illegible]	[illegible]

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183245842	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 183245842		Total	R	Total 5000000			Total	R	500000-00

① 12,54204266 ②/③ 2298277168-66

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500 000-00

St[illegible] capital ____ R 2298277168-66

Premium account ____ R –

Total issued capital ____ R 2298777168-66

Certified correct.

Date 7-1-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2297893517-29
THIS ISSUE	383651-37
	R 2298277168-66

Exhibit 15



85

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 11 22

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 16 819 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
10 000	R7.26
6 819	R18.51

The new ordinary shares are to be listed on 26 November 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 245 842 ordinary no par value shares
Stated Capital Account:	R2 298 277 168.66

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 262 661 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 298 277 168.66
This issue	R 198 819.69
Total	R2 298 475 988.35

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 26 November 2002.

Block listing calculation:

Balance b/f	R29 613 970.30
This issue	R 198 819.69
Balance available	R29 415 150.61

Yours faithfully



Director



Company Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

22-11-2002

DATE

92


JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 November 2002
REF: TM/jvdm/7739

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 22 November 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 29 November 2002 in respect of 16 819 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 298 475 988-35 divided into 183 262 661 ordinary shares of no par value.

A balance of R29 613 970-30 has been brought forward from your previous application dated 21 November 2002. The issue price of the shares which are the subject of this application is R198 819-69 which leaves a balance of R29 415 150-61 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

93

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 29-11-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5 000 000	cum PREF	0-10	500 000-00
Total 300 000 000		Total 5 000 000		Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 29-11-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003-01-20
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
83245842	ORD	①	②	5000 000	CUM PREF	0-10	500000-00
183245842		Total	R ③	Total 5000000		Total	R 500000-00

12,54204266 ②/③ 2298277168-66

nmary of issued capital prior to allotment:

ount of issued paid-up capital R 500000-00

ed capital R 2298277168-66

nium account R —

l issued capital R 2298777168-66

are(s) comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
10 000	ORD	7-26	72600-00					
6819	ORD	18-51	126219-69					
16819		Total	R ①	Total			Total	R

① 198819-69

Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
		Total	R	Total			Total	R

consideration for which the shares have been allotted is as follows*

of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or vice or other consideration in respect of which the allotment was made, must be attached. If the contract is not in , a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see f.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

Names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
A Vermeulen	45 EMPIRE	16819	ORD
	RD. PARKTOWN		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183262661	ORD	(1)	(2)	5000000	CUM PREF	0-10	—	-	500000-00
Total 183262661		Total	R (3)	Total 5000000				Total R	500000-00

(1) 12,5419765 (2)/(3) 2298475988-35

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2298475988-35

nium account R —

Total issued capital R 2298975988-35

Certified correct.

Date 7-1-2003 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 298277168-66
THIS ISSUE	198819-69
	R 2298475988-35

96

Exhibit 16



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 12 09

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 16 739 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
3 000	R7.26
7 500	R16.86
6 239	R18.51

The new ordinary shares are to be listed on 10 December 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 262 661 ordinary no par value shares
Stated Capital Account:	R2 298 475 988.35

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

88

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 279 400 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 298 475 988.35
This issue	R 263 713.89
Total	R2 298 739 702.24

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 10 December 2002.

Block listing calculation:

Balance b/f	R29 415 150.61
This issue	R 263 713.89
Balance available	R29 151 436.72

Yours faithfully



Director



Company Secretary

Sponsor

99

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]	9-12-2002
SECRETARY	DATE

(200



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 December 2002
REF: NM/jvdm/7851

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 9 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 11 December 2002 in respect of 16 739 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 298 739 702-24 divided into 183 279 400 ordinary shares of no par value.

A balance of R29 415 150-61 has been brought forward from your previous application dated 22 November 2002. The issue price of the shares which are the subject of this application is R263 713-89 which leaves a balance of R29 151 436-72 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 11-12-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
[illegible] 0000000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300000000	Total	5000000		Total	R 500000-00

. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 11-12-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -01- 20
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of Companies Registration Office

Registrar of Companies

Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
83262661	ORD	①	②	5000000	CUM PREF	0-10	500 000-00
183262661		Total	R ③	Total 5000000		Total	R 500000-00

12,5419765 ②/③ 2298475 988-35

nmary of issued capital prior to allotment:

ıount of issued paid-up capital R 500000-00

ted capital R 2298 475988-35

mium account R —

al issued capital R 229889 7598-35

har omprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
3000	ORD	7-26	21780-00					
7500	ORD	16-86	126450-00					
6239	ORD	18-51	115483-89					
16739		Total	R ①	Total			Total	R

① 263713-89

) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
		Total	R	Total			Total	R

e consideration for which the shares have been allotted is as follows*

y of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or rvice or other consideration in respect of which the allotment was made, must be attached. If the contract is not in g, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see af.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
OOSTHUIZEN	45 EMPIRE	5739	ORD
J CILLIERS	RD. PARKTOWN	7500	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183279400	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 183279400		Total	R ③	Total 5000000				Total R	500000-00

① 12,5422699 ②/③ 2298739702-24

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

Stated capital R 2298739702-24

Premium account R —

Total issued capital R 2299239702-24

Certified correct.

Date 7-1-2003 Signature [signature]

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2298475988-35
THIS ISSUE	263713-89
	R 2298739702-24

104

Exhibit 17



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 12 12

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 36 059 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
250	R4.52
10 000	R7.26
10 000	R7.71
15 809	R18.51

The new ordinary shares are to be listed on 13 December 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 279 400 ordinary no par value shares
Stated Capital Account:	R2 298 739 702.24

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 315 459 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 298 739 702.24
This issue	R 443 454.59
Total	R2 299 183 156.83

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 13 December 2002.

Block listing calculation:

Balance b/f	R29 151 436.72
This issue	R 443 454.59
Balance available	R28 707 982.13

Yours faithfully



....
Director



....
Company Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED
("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

12-12-2002
DATE

102



SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 December 2002
REF: NM/jvdm/7890

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 12 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 13 December 2002 in respect of 36 059 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 299 183 156-83 divided into 183 315 459 ordinary shares of no par value.

A balance of R29 151 436-72 has been brought forward from your previous application dated 9 December 2002. The issue price of the shares which are the subject of this application is R443 454-59 which leaves a balance of R28 707 982-13 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15 105

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 13-12-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	Cum PREF	0-10	500000-00
Total 300000000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 13-12-2002

Name of company DURBAN ROODEPOORT DEEP LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -01- 20

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183279400	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183279400		Total	R ③	Total 5000000		Total	R 500000-00

① 12,5422699 ②/③ 2298739702-24

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2298739702-24

Premium account R —

Total issued capital R 2299239702-24

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
250	ORD	4-52	1130-00					
10000	ORD	7-26	72600-00					
10000	ORD	7-71	77100-00					
15809	ORD	18-51	292624-59					
Total 36059		Total	R ①	Total			Total	R

① 443454.59

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
LJ du PREEZ	45 EMPIRE	12736	ORD
JC BLOM	RD. PARKTOWN	7274	ORD
[illegible]	2193	15789	[illegible]

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183315459	ORD	①	②	5000000	CUM PREF	0-10	—	—	500000-00
Total 183315459		Total	R ③	Total 5000000			Total	R	500000-00

① 12,54222185 ②/③ 2299183156-83

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2299183156-83

Premium account R —

Total issued capital R 2299683156-83

Certified correct.

Date 7-1-2003 Signature [signature]

Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2298739702-24
THIS ISSUE	443454-59
	R 2299183156-83

Exhibit 18



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 12 17

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 34 246 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
10 000	R6.49
3 000	R7.26
6 250	R7.71
2 500	R9.18
3 750	R15.81
8 746	R18.51

The new ordinary shares are to be listed on 18 December 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 371 513 ordinary no par value shares
Stated Capital Account:	R2 299 714 988.87

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 405 759 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 299 714 988.87
This issue	R 378 993.46
Total	R2 300 093 982.33

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 18 December 2002.

Block listing calculation:

Balance b/f	R28 176 150.09
This issue	R 378 993.46
Balance available	R27 797 156.63

Yours faithfully

....
Director

....
Company Secretary

....
Sponsor

115

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

17-12-2002

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

17 December 2002
REF: TL/tvo/7926

The Company Secretary
Durban Roodepoort Deep Limited
PO Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 17 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 18 December 2002 in respect of 34 246 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 300 093 982-33 divided into 183 405 759 ordinary shares of no par value.

A balance of R28 176 150-09 has been brought forward from your previous application dated 13 December 2002. The issue price of the shares which are the subject of this application is R378 993-46 which leaves a balance of R27 797 156-63 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

117

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 18-12-2002.

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD	5000000	CUM PREF	0-10	500000.00
Total 300000000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 18-12-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -01- 20
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183371513	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 183371513		Total	R ③	Total 5000000		Total	R 500000-00

① 12,54128817 ②/③ 2299714988-87

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2299714988-87

Premium account R –

Total issued capital R 2300214988-87

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
10 000	ORD	6-49						
3000	ORD	7-26						
6250	ORD	7-71						
2500	ORD	9-18						
3750	ORD	15-81						
8746	ORD	18-51						
Total 34246		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
A J HAMMAN	45 EMPIRE RD.	2300	
C HALSEY		3750	
A.J. JONKER	PARKTOWN	2300	
H.N. GOUWS		3000	
A. SMUTS	2193	5000	
T DES BOIS		3750	

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183405759	ORD	①	②	5000000	CUM PREF	0-10	-	-	500000-00
Total 183405759		Total	R ③	Total 5000000			Total	R	500000-00

① 12,5410/285 ②/③ 2300093982-33

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2300093982-33

Premium account R –

Total issued capital R 2300593982-33

Certified correct.

Date 7-1-2003 Signature [signature]

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2299714988-87
THIS ISSUE	378993-46
	R 2300093982-33

/20

Exhibit 19



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 12 20

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 106 075 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
1 000	R6.49
2 000	R6.86
21 944	R7.26
23 750	R7.71
25 375	R15.81
32 006	R18.51

The new ordinary shares are to be listed on 23 December 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	183 405 759 ordinary no par value shares
Stated Capital Account:	R2 300 093 982.33

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	183 511 834 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 300 093 982.33
This issue	R 1 356 245.75
Total	R2 301 450 228.08

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options. Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 23 December 2002.

Block listing calculation:

Balance b/f	R27 797 156.63
This issue	R 1 356 245.75
Balance available	R26 440 910.88

Yours faithfully



Director



Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

20-12-2002
DATE

124


JSE

SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

27 December 2002
REF: NM/tvo/7980

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 17 December 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 30 December 2002 in respect of 106 075 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 301 450 228-08 divided into 183 511 834 ordinary shares of no par value.

A balance of R27 797 156-63 has been brought forward from your previous application dated 17 December 2002. The issue price of the shares which are the subject of this application is R1 356 245-75 which leaves a balance of R26 440 910-88 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 23-12-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300000000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 23-12-2002

Name of company DURBAN ROODEPOORT DEEP LIMITED

Postal address P.O. BOX 390 MARAISBURG 1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -01- 20

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Name:	No. of Shares:	Issue Price:
H de Beer	4 000	R7.71
H de Beer	16 000	R15.81
A Beyers	9 375	R15.81
J E P J van Rensburg	4 000	R7.71
C Halsey	2 781	R18.51
K Hall	10 000	R7.26
A J Hamman	2 444	R7.26
K P Kruger	3 750	R7.71
K P Kruger	9 500	R7.26
K P Kruger	3 851	R18.51
J J J P Pretorius	4 620	R18.51
G Dempsey	11 000	R18.51
D T van der Mescht	10 000	R7.71
P W de Witt	1 000	R6.49
L D M Scheepers	2 000	R6.86
N. A. HERRICK	9754	R18-51

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
183405759	ORD	(1)	(2)	5000000	CUM PREF	0-10	500000-00
Total 183405759		Total	R (3)	Total		Total	R 500000-00

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2300093982-33

Premium account R —

Total issued capital R 2300593982-33

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
1000	ORD	6-49	6490-00					
2000	ORD	6-86	13720-00					
21944	ORD	7-26	159313-44					
23750	ORD	7-71	183112-50					
25375	ORD	15-81	401178-75					
32006	ORD	18-51	592431-06					
Total 106075		Total	R (1)	Total			Total	R

(1) 1356245-75

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE	45 EMPIRE RD.		
ATTACHED	PARKTOWN		
LIST	2193		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
183511834	ORD.	①	②	5000000	CUM PREF	0-10	—	—	500000-00
Total 183511834		Total	R ③	Total 5000000			Total	R	500000-00

① 12,5411543 ②/③ 2301450228-08

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2301450228-08

Premium account R —

Total issued capital R 2301950228-08

Certified correct.

Date 7-1-2003 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2300 093 982-33
THIS ISSUE	1 356 245-75
	R 2301 450 228-08